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                             August 23, 2022

       Jun Hong Heng
       Chief Executive Officer
       ECARX Holdings Inc.
       16/F, Tower 2, China Eastern Airline Binjiang Center
       277 Longlan Road
       Xuhui District, Shanghai 200041
       People   s Republic of China

                                                        Re: ECARX Holdings Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted August 8,
2022
                                                            CIK No. 0001861974

       Dear Mr. Heng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 22, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted on August 8, 2022

       Frequently Used Terms
       Recapitalization Factor, page 8

   1.                                                   Please clarify
hereunder and on page 247 what the $3.4 billion value represents in connection with the
calculation of the recapitalization factor.
 Jun Hong Heng
FirstName LastNameJun
ECARX Holdings   Inc. Hong Heng
Comapany
August 23, NameECARX
           2022        Holdings Inc.
August
Page 2 23, 2022 Page 2
FirstName LastName
Questions and Answers About the Business Combination and the Extraordinary General Meeting
Redemption Tables, page 16

2. Please revise the table to include under potential sources of dilution the shares underlying
         Public Warrants and the shares underlying Private Warrants, consistent with the disclosure on page 247 or advise us. You should make similar revisions throughout your filing, as appropriate.
Certain Prospective Operational and Financial Information, page 156

3. We note your response to prior comment 13. Revise to provide more granular detail of your stated assumptions. For example, provide further context for "Projected adjusted
         EBITDA is based on a variety of operational assumptions, including, among others, assumptions regarding cost of revenues, selling and marketing expenses, research and development expenses, general and administrative expenses, and others."
Unaudited Pro Forma Condensed Combined Financial Information
Ownership, page 247

4. We note your response and reissue prior comment 19. Since Adjustment 3(8) reflects your receipt of cash proceeds and issuance of shares (i.e., paid in capital) in connection with the strategic investments, please revise such that the 3.5 million shares issued as consideration are deemed outstanding and included within "Total Ordinary Shares Outstanding at
         Closing" (instead of "Potential Sources of Dilution."). Please make clear if such issuance would affect the calculation of the recapitalization factor at closing.
Unaudited Pro Forma Combined Balance Sheet, page 248

5. We note your response to prior comment 16. Please disclose the amounts due from the
         VIE    and the line item in the pro forma combined balance sheet in which it is reflected.
         Include a pro forma note to disclose the amount that will be settled in cash (interest-free or with interest, as applicable) no later than May 2026 and account for any amount that will be forgiven or written off or retained by the former VIE per agreement.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 255

6. We note your response to prior comment 23. In such scenario where an investment of
         US$15 million from Luminar Technologies, Inc. were made with an equivalent value in the form of shares in its share capital, please expand pro forma note 3(8) to quantify the number of shares underlying Luminar's investment and the applicable price per share measured in accordance with the respective investment agreement, had the transaction occurred at December 31, 2021.
 Jun Hong Heng
ECARX Holdings Inc.
August 23, 2022
Page 3

        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.



                                                         Sincerely,
FirstName LastNameJun Hong Heng
                                                         Division of
Corporation Finance
Comapany NameECARX Holdings Inc.
                                                         Office of Technology
August 23, 2022 Page 3
cc:       Shu Du
FirstName LastName